MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

May 24, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Mainstay Funds (File No. 033-02610 and File No. 811-04550) (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on March 6, 2012 regarding Post-Effective Amendment No. 12 to the Registrant’s registration statement on Form N-1A. This filing pertains to the registration of two additional series of the Registrant, MainStay Balanced Fund and MainStay U.S. Small Cap Fund (each a “Fund” and collectively, the “Funds”).

Comments Pertaining to Both Funds

Comment 1: You asked that we include the contingent deferred sales charge in the Fees and Expenses table.

Response: The contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. Therefore, we believe that including this as a line item in the Fees and Expenses would be misleading to shareholders. For that reason, the Registrant respectfully declines to make the proposed change.

Comment 2: You asked that we remove the footnote describing each Fund’s tiered management fee.

Response: We believe that information regarding the tiered management fee is important for shareholders to understand the fees and expenses that they may pay if they buy and hold shares of either Fund and that removing the footnote relating to this tiered management fee would be misleading to shareholders. Therefore, the Registrant respectfully declines to make the proposed change.

Comment 3: You asked that we remove disclosure regarding Class B shares converting into Investor Class or Class A shares in years 9-10 from the introductory paragraph to the Example table.

Response: Conversion of Class B shares into either Investor Class shares or Class A shares is an important feature of Class B shares. Further, conversion of Class B shares into Investor Class shares in years 9-10 is reflected in the expense numbers for Class B shares shown in the Example table. Therefore, we believe that this disclosure is important for understanding the Example table and removing this disclosure would be misleading to shareholders. For those reasons, the Registrant respectfully declines to make the proposed change.

Comment 4: You asked that we delete the description of the benchmark indices from the Past Performance sections of each Fund’s prospectus.

Response: Based upon requests made by members of the Staff in early 2010, we have limited our description of the benchmark indices only to information necessary to understand the benchmark’s relevance to the Fund in question. We believe that these descriptions are necessary for shareholders to understand why the selected benchmark indices are relevant. Therefore, the Registrant respectfully declines to make the proposed change.

Comment 5: You asked that we remove the following sentence from the second paragraph in the Past Performance section of each Fund’s prospectus:

“Performance data for the classes varies based on differences in their fee and expense structures.”

Response: We believe that this information is necessary for shareholders to understand the performance figures shown in the Average Annual Total Return table. Therefore, the Registrant respectfully declines to make the proposed change.

Comment 6: You asked that we revise our disclosure to indicate that the unadjusted performance numbers for newer share classes would not have been lower than the numbers shown for such share classes in the Average Annual Total Return table.

Response: We have made the requested change.

Comment 7: You asked that we review our disclosure in the Past Performance section and look to streamline the information where possible.

Response: In order to ensure continuity in the disclosure of all of the funds in our complex, we will review this disclosure in connection with our next annual update.

Comment 8: You asked that we review the section entitled “More About Investment Strategies and Risks” and remove any information not applicable to the Funds.

Response: We have reviewed this section and made any necessary edits.

Comments Pertaining Only to MainStay Balanced Fund

Comment 9: You asked that we clarify what is meant by “high quality” when used to describe the types of foreign securities in which the Fund may invest.

Response: In order to ensure continuity in the disclosure of all of the funds in our complex, we will review this disclosure in connection with our next annual update.

Comment 10: You asked that we remove the following sentence from the Principal Investment Strategies section and include it in the Foreign Securities risk disclosure:

“In times of unusual or adverse market, economic or political conditions, these securities may experience higher than normal default rates.”

Response: In order to ensure continuity in the disclosure of all of the funds in our complex, we will review this disclosure in connection with our next annual update.

Comment 11: You asked us to remove the following sentence from the Principal Investment Strategies section and include it under the disclosure regarding Temporary Defensive Instruments in the section entitled “More About Investment Strategies and Risk”:

“Under normal market conditions, the Manager and Subadvisor will seek to keep the portfolio fully invested rather than taking temporary cash positions with respect to their portions of the Fund’s assets.”

Response: We believe that the disclosure describes a principal strategy of the Fund and does not pertain to actions taken for temporary defensive purposes. Therefore, we believe that it is appropriate to include this disclosure in the Principal Investment Strategies section. For that reason, the Registrant respectfully declines to make the proposed change.

Comment 12: You asked that we include capitalization ranges for each index mentioned in the Fund’s Equity Investment Process disclosure.

Response: We have made the requested change.

Comment 13:  You asked that we describe the range of credit quality for the Fund’s fixed income investments.

Response: In the Principal Investment Strategies section we state that “[t]he Manager invests in U.S. government securities, mortgage-backed securities, asset-backed securities and investment grade bonds issued by U.S. corporations. [emphasis added]. Accordingly, we believe that the credit quality standard is already clarified in the Principal Investment Strategies section.

Comment Pertaining Only to MainStay U.S. Small Cap Fund

Comment 14: You asked us to delete the disclosure regarding growth stocks from the Principal Risks section of the Fund’s prospectus.

Response: We believe that the Principal Investment Strategy disclosure for this Fund allows for the investment in growth stocks. Therefore, the information relating to the risks associated with growth stocks is appropriate disclosure. For this reason, the Registrant respectfully declines to make the proposed change.

Please contact the undersigned at 973-394-4436 (Kevin M. Bopp) or 973-394-4505 (Thomas C. Humbert) should you have any questions regarding this matter.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao

Sander M. Bieber